UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission file number 001-31486
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Webster Bank Employee Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Webster Financial Corporation
Webster Plaza
Waterbury, CT 06702
Telephone (203) 465-4364

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON)

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
INDEX

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

Supplemental Schedules:

Schedule H, Line 4i — Schedule of Assets (held at December 31, 2005)	17-19

Note: Schedules of reportable transactions, nonexempt transactions, loans or fixed income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 (ERISA) and Department of Labor Regulations have not been included herein as the information is not applicable.

Signatures	20

Exhibit Index	21
EX-23: CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm
The Board of Directors
Webster Bank, National Association:
We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Hartford, Connecticut
June 28, 2006

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	December 31,
	2005	2004

Assets

Investments (cost of $150,434,941 and $141,271,952) as of December 31, 2004 and 2005 respectively	$195,007,669	189,011,569

Loans to participants	2,819,091	2,375,266

Receivables:
Participants	365,797	695,182
Employer	161,312	351,054
Other	3,101	843,807

Interest-bearing cash	293,295	133,661

Net Assets Available for Benefits	$198,650,265	193,410,539

See accompanying notes to financial statements.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,	2005	2004

ADDITIONS TO NET ASSETS:
Net appreciation (depreciation) in fair value of investments (Note 3)	$(263,812)	7,123,764
Interest and dividends	4,682,560	2,266,652

Net investment income	4,418,748	9,390,416

Contributions:
Participant contributions	12,729,004	10,050,482
Participant rollover transfers	1,628,845	1,105,820
Employer	6,818,337	4,778,556

Total additions	25,594,934	25,325,274

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	21,709,663	5,393,198
Miscellaneous expenses	22,323	12,666

Total deductions	21,731,986	5,405,864

Net increase	3,862,948	19,919,410

Transfers from other plans (Note 5)	1,376,778	92,302,600

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of period	193,410,539	81,188,529

End of period	$198,650,265	193,410,539

See accompanying notes to financial statements.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN
     The following brief description of the Webster Bank Employee Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan’s provisions.
     (a) General
     The Plan is a qualified profit sharing and deferred compensation plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan was initially adopted as a qualified profit sharing plan effective as of October 1, 1984 and has been amended since this date. The Plan is sponsored and administered by Webster Bank, National Association (the “Bank”), a subsidiary of Webster Financial Corporation (“Webster” or the “Company”). On April 21, 2004, the Bank completed its conversion from a federal savings bank to a national bank charter. As a result of this conversion, the Bank changed its name to Webster Bank, National Association. The Plan covers all eligible employees who are employed by the Bank and its subsidiaries and certain subsidiaries of Webster, who are members of the controlled group. Participation in the Plan is completely voluntary. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed 90 days of service. Participants in the Plan may change their contribution amounts or cease contributions at any time during the plan year. During 2002, the Plan was amended to incorporate a discretionary profit sharing contribution, called “value sharing”. Refer to Notes 1(b) and (c) within this report for information on the value sharing component of the Plan.
     On February 28, 2005, Webster, the holding company for the Bank, completed the acquisition of Eastern Wisconsin Bancshares, Inc., the holding company of State Bank of Howards Grove (“SBHG”). Effective April 15, 2005, Webster divested SBHG’s retail branches and related loans and deposits to National Exchange and retained the SBHG’s health savings account operations and deposits.
     Effective March 28, 2005 new rules became effective regarding the automatic rollover of mandatory cash-out distributions. These rules apply to qualified retirement plans that require a terminated participant to receive a mandatory cash-out distribution if the value of the participant’s benefit does not exceed $5,000. If a plan administrator wishes to avoid the need to make automatic rollovers of unclaimed cash-out distributions, the plan must be amended by the end of the plan year which contains March 28, 2005, either to eliminate mandatory cash-out distributions or to reduce the mandatory cash-out distribution threshold to $1,000. The Plan was amended effective March 28, 2005 to reduce the mandatory cash-out distribution threshold to $1,000.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

     Effective April 30, 2005, the SBHG Retirement Savings Plan with assets totaling $1,376,788 was merged with and into the Plan. Effective as of the day immediately following the SBHG Retirement Savings Plan merger date, the former SBHG employees who did not terminate employment with the Bank and members of its controlled group on the retail branches sale date, who remained employed by the Bank or a member of its controlled group and who were eligible to participate in the SBHG Retirement Savings Plan immediately prior to the SBHG Retirement Savings Plan merger date, became eligible to participate in the Plan. The former SBHG employees who did not terminate employment with the Bank and the members of its controlled group on the retail branches sale date, who remained employed by the Bank and who were not eligible to participate in the SBHG Retirement Savings Plan immediately prior to the SBHG Retirement Savings Plan merger date, will become eligible to participate in the Plan after they satisfy the Plan’s eligibility requirements (taking into account for this purpose any service which they performed for SBHG or a member of its controlled group prior to the SBHG acquisition date and any service which they perform for the Bank or a member of its controlled group on or after the SBHG acquisition date).
     On May 23, 2005, the Bank, the Plan’s sponsor, remitted an opportunity interest payment in the amount of $9,891 to the Plan for the 2004 Plan year. Webster Bank, N.A. had unintentionally remitted certain employee contributions totaling $8,448,978 late to the trustee during 2004. Management has remedied the situation and established procedures and controls to prevent such occurrences in the future. There were no untimely remittances to the Plan in 2005.
     Effective July 5, 2005, Webster notified participants of the Plan that the Webster stock fund, an investment option under the Plan, changed its valuation from unitized to real time trading. As of the effective date, participants directed the trading of actual shares of Webster stock instead of units. This change allowed participants to follow shares of Webster stock more easily and is more consistent with other Webster employee stock plans. During the process, there was a blackout period from July 5, 2005 to July 13, 2005. During the blackout period, participants were not able to conduct transactions involving Webster stock.
     During the 2004 plan year, the Plan received transfers from other plans totaling $92,302,600. The Webster Bank Employee Stock Ownership Plan (“Webster ESOP”), the First Federal Savings Bank of America Employee Stock Ownership Plan (“First Federal ESOP”) and the First Federal Savings Bank of America Employees’ Savings & Profit Sharing Plan and Trust (the “First Federal 401(k) Plan”) were merged with and into the Plan during the 2004 plan year as part of a strategy to consolidate the administration of all Webster qualified defined contribution plans with Fidelity Investments. This provides participants with the ability to access and manage all their plan accounts through a single vendor. The Plan merger resulted in an ESOP feature under the Plan. The ESOP portion of the Plan constitutes a stock bonus plan established pursuant to section 401(a) of the Code and is intended to constitute an employee stock ownership plan under section 407 (d)(6) of ERISA and section 4975(e)(7) of the Code. The ESOP portion of the Plan is designed to be invested primarily in shares of common stock of Webster. On and after the ESOP merger date, no contributions will be made to the ESOP portion of the Plan. Refer to Note 5 within this report for further information concerning the transfers from other plans.
     All investments in the Plan are participant directed with the exception of any unvested value sharing accounts and participant ESOP accounts not converted into cash at the time of the Bank’s acquisition of First Federal Savings Bank of America. Refer to Note 4 within this report for information on non-participant directed investments.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

     (b) Contributions
     For the period on and after September 1, 2004, participants of the Plan are eligible to make contributions of 1% to 25% of their pay on a pre-tax basis. For the period prior to September 1, 2004, participants of the Plan were eligible to make contributions of 1% to 20% of their pay on a pre-tax basis.
     Special pre-tax contribution limits apply to highly compensated employees (as defined in the Internal Revenue Code), based upon the average percentage of compensation deferred by the non-highly compensated group of employees. For the period on and after September 1, 2004, highly compensated employees can make contributions of 1% to 9% of their pay on a pre-tax basis. For the period prior to September 1, 2004, highly compensated employees could make contributions of 1% to 8% of their pay on a pre-tax basis.
     In addition to the above limits, a participant’s pre-tax contributions to the Plan cannot exceed $14,000 and $13,000 for calendar years 2005 and 2004 respectively. However, if a participant reached age 50 by the end of the calendar year, the participant could elect to make a catch-up contribution during the calendar year. The catch-up contribution for the 2005 and 2004 calendar years was $4,000 and $3,000, respectively.
     Effective September 1, 2004, the Bank makes a matching contribution to the Plan equal to 100% of a participant’s salary deferral contribution to the extent it does not exceed 2% of compensation, and 50% of a participant’s salary deferral contribution to the extent it exceeds 2% but does not exceed 8% of compensation, for a maximum matching contribution of 5%. Prior to the September 1, 2004 Plan change, the Bank made a matching contribution equal to 50% of a participant’s salary deferral contribution up to 6% of compensation. The cost of the matching contribution is allocated among the Bank and the participating subsidiaries of the Bank and Webster. The Bank may also make discretionary contributions to the Plan on behalf of employee participants.
     The Plan permits the Bank to make a discretionary profit sharing contribution to the Plan (called a “value sharing contribution”) for the benefit of eligible participants below the level of senior vice president. The contributions are invested in Webster common stock and remain invested in such until the participant becomes fully vested in his or her value sharing account under the Plan rules. A value sharing contribution was first made to the Plan for the plan year ending December 30, 2002 and was deposited into the Plan in February 2003. If the Bank decides to make a value sharing contribution, it is normally made in the first quarter of the year and is based on the previous year’s financial performance. Discretionary value sharing contributions vest based on a graduated vesting schedule with one-third vesting after 2 years, another third after 3 years, and the remaining third after 4 years. However, any participants who had three or more years of service on December 30, 2002, are considered 100% vested in their value sharing accounts. There were no value sharing contributions for the years 2005 and 2004.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

The investment alternatives available under the Plan for the 2005 plan year are summarized below:

Webster Financial Corporation Common Stock Fund *	Invested in the common stock of Webster Financial Corporation.

Fidelity Managed Income Portfolio*	This is a stable value fund. It is a commingled pool of the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company.

Fidelity Inflation-Protected Bond Fund*	This fund is an income mutual fund that seeks a total return that exceeds the rate of inflation over the long term.

Fidelity Short-Term Bond Fund*	This fund is an income mutual fund that seeks to provide a high level of current income that is consistent with the preservation of capital.

PIMCO Total Return Fund — Administrative Class	This fund is a fixed income mutual fund that seeks to provide high total return that exceeds general bond market indices.

Fidelity Retirement Money market*	This fund invests U.S. dollar-denominated money market securities of domestic and foreign issuers and repurchase agreements.

Fidelity Balanced Fund*	This fund is a balanced mutual fund that seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Equity-Income Fund*	This fund is a growth and income mutual fund that seeks to provide reasonable income.

American Funds Washington Mutual Investors Fund Class R4	This fund is a domestic equity mutual fund that seeks to produce current income and to provide an opportunity for growth.

Fidelity Dividend Growth Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

Spartan Total Market Index Fund	This fund is an index mutual fund that seeks to provide investment results that correspond to the total returns of a broad range of U.S. stocks.

Fidelity Growth Company Fund*	This fund is a growth mutual fund that seeks to provide capital appreciation.

American Funds Growth Fund of America Class R4	This fund is a domestic equity mutual fund that looks to increase value over the long term through capital growth.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

Fidelity Mid-Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term growth of capital.

Fidelity Small Cap Stock Fund*	This fund is a growth mutual fund that seeks to provide long-term capital growth.

Fidelity Diversified International Fund*	This fund is a growth mutual fund that invests internationally and seeks to provide capital growth.

Fidelity Worldwide Fund*	This fund is a growth mutual fund that invests globally, including in the U.S., and seeks to provide capital growth.

Fidelity Freedom Income Fund*	This fund is an asset allocation mutual fund that seeks to provide high current income and, as a secondary objective, some capital appreciation for those already in retirement.

Fidelity Freedom 2000 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2010 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2020 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2030 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

Fidelity Freedom 2040 Fund*	This fund is an asset allocation mutual fund that seeks to provide high total returns until its target retirement date.

ING Julius Bear Foreign**(x)	This fund is a growth mutual fund that invests internationally and seeks to provide capital growth.

ING T. Rowe Price Diversified Mid Cap**(x)	This fund is a growth mutual fund that seeks to provide long-term growth of capital.

ING Goldman Sachs Capital Growth **(x)	This fund is a growth mutual fund that seeks to provide capital appreciation.

ING T. Rowe Price Growth Equity**(x)	This fund is a growth mutual fund that seeks to provide capital appreciation.

Washington Mutual Investments SM R2**	This fund is a domestic equity mutual fund that seeks to produce current income and to provide an opportunity for growth.

ING Davis Venture Value**(x)	This fund is a growth mutual fund that invests in equity securities with market caps of $10 million or more.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

ING Van Kampen Equity and Income**(x)	This fund is a growth mutual fund that invests in income and equity securities.

ING OpCap Balanced Value**(x)	This fund is a balanced mutual fund that seeks to provide income and capital growth consistent with reasonable risk.

Lord Abbett U.S. Government and Government Enterprises**	This fund is a growth mutual fund that invests in U.S. Government securities.

ING PIMCO Total Return**(x)	This fund is a fixed income mutual fund that seeks to provide high total return that exceeds general bond market indices.

American Balanced Fund CL R-2**	This fund is a domestic equity mutual fund that looks to increase value over the long term through capital growth.

ING Barron Small Cap Growth**(x)	This fund is a growth mutual fund that seeks to provide long-term capital growth.

ING American Century Large Company Value**(x)	This fund is a growth mutual fund that seeks to provide long-term growth of capital.

ING American Century Select**(x)	This fund is a growth mutual fund that seeks to provide capital appreciation.

Relistar Stable Value Managed Account **(x)	This fund is a stable value mutual fund that seeks to provide capital appreciation.

*	Indicates party-in-interest to the Plan.

**	Indicates investments available only to former participants in the State Bank of Howards Grove Retirement Savings Plan for the period on and after April 30, 2005 and prior to April 18, 2006.

(x)	Indicates party-in-interest to the plan since ING ReliaStar was the custodian of these assets during the period after April 30, 2005 and prior to April 18, 2006.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(c) Vesting
     Participants are always 100% vested in their pre-tax contribution account, rollover account and qualified non-elective contribution account. For matching employer contributions, if the participant became employed by the employer or a related employer before September 1, 2004, the participant will always be 100% vested in their matching contributions account. If the participant was employed by the employer or a related employer on or after September 1, 2004, the participant will become vested in their matching contribution account in accordance with the following schedule: number of years of vesting service less than 3 years, then the percent vested is 0%; 3 or more years of vesting service, the percent vested is 100%. Employer discretionary value sharing contributions are subject to a four-year vesting period. Refer to Note 1(b) for further information on the vesting schedule for employer discretionary value sharing contributions. The participant’s vested balance is increased or decreased by any investment gains or losses generated by the participant’s account.
     d) Payment of Benefits
     If the value of a participant’s vested account is not greater than $1,000 (including his or her rollover contributions account) benefits will be paid automatically in connection with termination of employment in a single lump sum payment either to the participant, the participant’s beneficiary or as a direct rollover to an IRA or another plan. If the value of a participant’s vested account is greater than $1,000 (including his or her rollover contributions account), benefits will be paid to the participant at his or her option either as a lump sum or in installments over a period of time that does not exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary, and the participant may defer payment until his or her normal retirement date. Vested balances greater than $200 may also be paid in a direct rollover to an IRA or another plan. Under the Plan, a participant’s “normal retirement date” is the date age 65 is attained. The Plan was amended during the 2003 plan year to eliminate the annuity form of payment effective for distributions on or after January 1, 2004. Any installment payments under the 401(k) Plan will be provided directly from the participant’s account rather than through the purchase of an annuity contract.
     In the event of a participant’s total and permanent disability, a participant may choose to receive his or her vested account balance as if normal retirement had occurred. All benefit payments to participants are recorded upon distribution.
     (e) Loans
     Employees have the ability to borrow up to 50% of their vested account balance up to $50,000. The ESOP contribution account balance cannot be taken into account in determining the maximum amount that a participant can borrow. Interest on the loan is paid by Plan participants to their account at prevailing interest rates (prime + 1%) through payroll deductions. Loans must generally be repaid within five years. In the event of a default, the outstanding loan balance is considered a distribution to the participant borrower.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
     (f) Rollovers
     Under the Plan, transfers from other tax-qualified retirement plans, section 403(b) plans and governmental Section 457(b) plans are permitted even if the employee is not currently participating in the Plan. Eligible rollovers must be deposited to the Plan trust fund within 60 days of receipt. All eligible rollovers will be invested and distributed in accordance with the rules of the Plan.
     (g) Withdrawals
     Hardship withdrawals are permitted under the Plan.
     A participant may elect to receive an in-service withdrawal from his or her rollover contributions account at any time.
     A participant may elect to receive an in-service withdrawal from his or her pre-tax contributions, matching contributions and value sharing contribution accounts at any time after reaching age 59-1/2, however, in order to receive an in-service withdrawal from his or her matching contributions or value sharing contributions accounts, the participant must be 100% vested in those accounts.
     The Plan administrator is required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan administrator is obligated to honor a qualified domestic relations order (“QDRO”). If a QDRO is received by the Plan administrator, all or a portion of the participant’s account balance may be used to satisfy the obligation.
     (h) Forfeitures
     Forfeitures totaled $138,737 and $186,310 at December 31, 2005 and 2004, respectively. If participants terminate employment before they are fully vested in their account, the portion that is not vested will be forfeited. The Plan allows for forfeited funds to be used to reduce employer contributions and/or plan expenses. In 2005 the Plan used $85,424 of forfeited funds for contributions and expenses of the Plan.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following are the significant accounting policies followed by the Plan:
(a)	Basis of Accounting
        The accompanying financial statements of the Plan are prepared in conformity with U.S. generally accepted accounting principles.
(b)	Purchases and Sales Transactions
        Transactions are recorded on a trade-date basis.
(c)	Valuation of Assets
    Investments are stated at current market values based upon quoted values. Loans to participants and short-term investments are stated at amortized cost, which approximates market value. Interest and dividend income is recorded as earned.
(d)	Payment of Benefits
        Benefits are recorded when paid.
(e)	Use of Estimates
    The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(f)	Administrative Expenses
    Total administrative fees during 2005 were $100,545, of which $78,222 was paid by the Bank and $22,323 was paid by the Plan. During 2004, administrative fees were $82,184 of which $69,518 was paid by the Bank and $12,666 was paid by the Plan. The administrative fees paid by the Plan during 2005 and 2004, respectively, represent loan and investment fund administrative costs charged directly to the Plan.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
3. INVESTMENTS
     The Plan’s assets are invested in various mutual funds, a money market fund, Webster common stock and loans to participants.
     Fidelity Management and Research Company is the Plan’s investment advisor. However, for the period from April 30, 2005 to April 18, 2006, ING ReliaStar remained the custodian of the former assets of the SBHG Retirement Savings Plan, and those assets remained invested in funds offered by ING ReliaStar. Fidelity Investments Institutional Operations Company became the record keeper effective as of November 1, 2003. PFPC, Inc. was the record keeper for the Plan for the period of 2001 through October 31, 2003. PFPC, Inc. changed its name to Wystar Global Retirement Solutions on June 30, 2003. Fidelity Management Trust Company was appointed the new Plan trustee effective November 1, 2003. Riggs Bank, N.A. was the Plan trustee effective June 1, 2002 through October 31, 2003. Plan participants have the ability to direct and allocate their account balances among the investment options available under the Plan that includes Webster common stock with certain exceptions. The participant may not direct the unvested balance in his or her value sharing account until it is fully vested and may not direct the balance in the ESOP component of their account that was not converted into cash at the time of the Bank’s acquisition of First Federal, until certain age and service requirement are met. Refer to Note 4 within this report for further information.
     Refer to Note 1(b) within this report for investment options that were available for the 2005 plan year.
     The fair value of fund investments that exceeded 5% of the December 31 closing balance of net assets available for benefits are as follows:

	December 31,
	2005	2004

Webster Financial Corporation Common Stock *	$71,903,013	81,620,348

Fidelity Managed Income Portfolio*	25,749,163	30,862,376

American Growth Fund of America	14,116,117	11,107,680

Fidelity Diversified International*	10,077,416	6,492,276

*	Indicates party-in-interest to the Plan.

A summary of increases (decreases) in the value of the Plan’s net investments (including gains and losses on investments bought and sold within the plan year, as well as held during the year) is as follows:

For the years ended December 31,	2005	2004

Mutual Funds	$5,597,080	4,549,536
Webster Stock	(5,860,892)	2,574,228

	$(263,812)	7,123,764

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
4. NONPARTICIPANT-DIRECTED INVESTMENTS
     A Plan participant who has reached age 55 and completed 10 years of participation (not service) in the ESOP portion of the Plan or a predecessor ESOP can elect to diversify his or her ESOP stock account. Such a participant is called a “qualified participant”. A qualified participant can diversify up to 25% of his or her ESOP stock account during the 90 day period following the end of each of the five plan years beginning with the plan year in which he or she becomes a qualified participant, and up to 50% of his or her ESOP stock account during the 90 day period following the end of the sixth plan year beginning with the plan year in which he or she becomes a qualified participant.
     Non-participant directed investments at December 31, 2005 had a fair value of $54.3 million and a cost of $29.3 million.
5. TRANSFER FROM OTHER PLANS
     During 2005 the Plan received assets that totaled $1,376,788. Effective April 30, 2005 the SBHG Retirement Savings Plan was merged with and into the Plan.
     During 2004, the Plan received assets from three other plans that totaled $92,302,600. During December 2004, the Webster ESOP, the First Federal ESOP and First Federal 401(k) plans were merged with and into the Plan.
6. PLAN TERMINATION
     Although the Bank has not expressed any intent to terminate the Plan, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination or discontinuation of contributions are fully vested and nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Retirement Plans Committee appointed by the Board of Directors.
7. TAX STATUS
     The IRS has determined and informed the Bank in a letter dated September 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code, as amended. Accordingly, no provision for income taxes has been made in the accompanying financial statements. On December 17, 2002, a Form 5308 was filed with the IRS to request a change in the plan year. The IRS approved the Form 5308 request on June 2, 2004. The Plan has been amended since receiving the determination letter; however, it is the opinion of the Plan administrator that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
8. PARTIES - IN - INTEREST
     Certain investments are shares of mutual funds that are managed by Fidelity Investments Institutional Operations Company. Additionally, Fidelity Management Trust Company is the trustee for the Plan. Investments from the SBHG Retirement Savings Plan are units of group variable annuities that are managed by ING ReliaStar. ING ReliaStar was also custodian of the SBHG Retirement Savings Plan. Therefore, transactions related to these companies qualify as party-in-interest transactions. Webster stock is an investment option under the Plan. Webster is the parent of the Bank, the Plan’s sponsor.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
9. AMENDMENTS
     The Plan was amended during the 2005 plan year. The following information is meant to provide only a brief description of amendments to the Plan during the 2005 plan year. The Webster Bank Employee Investment Plan document should be referenced for complete information.
(1)	Effective as of February 28, 2005 the acquisition date of State Bank of Howards Grove (SBHG), the Plan was amended to exclude the former employees of SBHG from becoming eligible to participate in the Plan.

(2)	Effective as of March 28, 2005, the Plan was amended to reduce the mandatory cash-out distribution threshold from $5,000 to $1,000. This amendment was adopted to address certain new rules regarding the automatic rollover of mandatory cash-out distributions which became effective as of March 28, 2005. Under these rules, if a terminated participant’s mandatory cash-out distribution exceeds $1,000 and the participant does not affirmatively elect either to receive the mandatory cash-out distribution or to have it rolled over directly to an individual retirement account (“IRA”) or another qualified plan, then the plan administrator must automatically roll over the distribution to an IRA established by the plan administrator on behalf of the participant. In order to avoid the burden of establishing IRAs to receive automatic rollovers of small, unclaimed mandatory cash out distributions, the Plan was amended to reduce the mandatory cash-out threshold to $1,000.

(3)	Effective the close of business April 30, 2005 the Plan was amended by adding State Bank of Howards Grove (SBHG) to predecessor employers. Effective April 30, 2005, the SBHG Retirement Savings Plan was merged with and into the Plan. Effective as of the day immediately following the SBHG Retirement Savings Plan merger date, the former SBHG employees who did not terminate employment with the Bank and members of its controlled group on the retail branches sale date, who remained employed by the Bank or a member of its controlled group and who were eligible to participate in the SBHG Retirement Savings Plan immediately prior to the SBHG Retirement Savings Plan merger date, became eligible to participate in the Plan. The former SBHG employees who did not terminate employment with the Bank and the members of its controlled group on the retail branches sale date, who remained employed by the Bank and who were not eligible to participate in the SBHG Retirement Savings Plan immediately prior to the SBHG Retirement Savings Plan merger date, will become eligible to participate in the Plan after they satisfy the Plan’s eligibility requirements (taking into account for this purpose any service which they performed for SBHG or a member of its controlled group prior to the SBHG acquisition date and any service which they perform for the Bank or a member of its controlled group on or after the SBHG acquisition date).

(4)	Effective as of June 22, 2005 the Plan was amended by adding J. Bush & Co., Incorporated to predecessor employers.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
10. RISK AND UNCERTAINTIES
     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
11. SUBSEQUENT EVENTS
     On April 18, 2006 the remaining assets of the former SBHG Retirement Savings Plan equal to 550,000 was transferred from ING ReliaStar, the prior record keeper of the SBHG Retirement Savings Plan, to Fidelity Investments Institutional Operations Company, the record keeper for the Plan.
     On April 25, 2006, Webster announced a definitive agreement to acquire NewMil Bancorp, Inc. (“NewMil”), headquartered in New Milford, Connecticut, in a deal valued at approximately $173 million whereby NewMil shareholders will receive $41 in Webster common stock for each NewMil share of common stock, subject to a floating exchange rate. NewMil is the holding company for NewMil Bank, a state-chartered savings bank with $873 million in assets at December 31, 2005 and 20 branches in Connecticut. Webster will acquire NewMil through a tax-deferred, stock-for-stock exchange of all of the outstanding shares of NewMil’s common stock. The transaction is expected to close in the fourth quarter of 2006.
     To the extent permissible under applicable law and the Webster Bank Employee Investment Plan, Webster shall recognize, solely for purposes of determining eligibility and vesting under the Webster Bank Employee Investment Plan, the service of any NewMil employee who becomes an employee of Webster Bank or a subsidiary of Webster Bank at the effective time and such service shall also include any service with a predecessor of NewMil to the extent that such service was credited for eligibility and vesting purposes under the NewMil Bank 401(k) profit Sharing Plan.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H — Line 4i
DECEMBER 31, 2005

	Number of
	Shares/Units
Identity of Issue	Held	Current Value
Webster Financial Corporation	1,533,113.29 shares;	$71,903,013
Common Stock Fund*	value per share $46.90
(Includes non-participant directed investments with a fair value of $54.3 million and a cost of $29.3 million)

Fidelity Managed Income Portfolio *	25,749,162.76 shares;	25,749,163
	value per share $1.00

American Funds Growth Fund of America	460,108.11 shares;	14,116,117
Class R4	value per share $30.68

Fidelity Equity — Income Fund *	161,701.89 shares;	8,534,626
	value per share $52.78

Fidelity Mid-Cap Stock Fund *	350,913.90 shares;	9,323,782
	value per share $26.57

PIMCO Total Return Fund — Administrative	846,862.67 shares;	8,892,058
Class	value per share $10.50

Fidelity Small Cap Stock Fund *	432,819.30 shares;	7,920,593
	value per share $18.30

Fidelity Diversified International Fund *	309,693.18 shares;	10,077,416
	value per share $32.54

Spartan Total Market Index Fund	144,926.49 shares;	5,023,152
	value per share $34.66

Fidelity Worldwide Fund *	294,726.88 shares;	5,767,805
	value per share $19.57

Fidelity Growth Company Fund *	100,769.00 shares;	6,411,932
	value per share $63.63

American Funds Washington Mutual	187,482.07 shares;	5,768,823
Investors Fund Class R4	value per share $30.77

Fidelity Balanced Fund *	295,882.57 shares;	5,550,757
	value per share $18.76

Fidelity Dividend Growth Fund *	100,880.64 shares;	2,904,354
	value per share $28.79

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H — Line 4i
DECEMBER 31, 2005

	Number of
	Shares/Units
Identity of Issue	Held	Current Value
Fidelity Freedom 2010 Fund *	105,559.62 shares;	1,483,113
	value per share $14.05

Fidelity Freedom 2040 Fund *	135,251.26 shares;	1,194,269
	value per share $8.83

Fidelity Freedom 2020 Fund *	95,532.01 shares;	1,405,276
	value per share $14.71

Fidelity Freedom 2030 Fund *	77,392.48 shares;	1,162,435
	value per share $15.02

Fidelity Inflation Protected Bond Fund *	60,878.68 shares;	669,665
	value per share $11.00

Fidelity Short-Term Bond Fund *	36,701.19 shares;	325,172
	value per share $8.86

Fidelity Freedom Income Fund *	17,539.67 shares;	199,426
	value per share $11.37

Fidelity Freedom 2000 Fund *	7,152.95 shares;	87,338
	value per share $12.21

ING Baron Small Cap Growth**(x)	1,035.524 units;	36,561
	value per unit $35.31

ING T Rowe Price Growth Equity**(x)	5,259.724 units;	79,984
	value per unit $15.21

Washington Mutual Investments SM R2**	148.937 units;	1,650
	value per unit $11.08

ING Julius Bear Foreign **(x)	3,967.831 units;	48,662
	value per unit $12.26

ING American Century Select**(x)	5,149.761 units;	53,451
	value per unit $10.38

ING Van Kampen Equity and Income**(x)	325.786 units;	11,453
	value per unit $35.15

ING Goldman Sachs Capital Growth**(x)	5,893.331 units;	65,725
	value per unit $11.15

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
Schedule H — Line 4i
DECEMBER 31, 2005

	Number of
	Shares/Units
Identity of Issue	Held	Current Value
	3,773.004 units;	69,539
ING Davis Venture Value**(x)	value per unit $18.43

ING T Rowe Price Diversified Mid-Cap**(x)	3,264.211 units;	27,486
	value per unit $8.42

Relistar Stable Value Managed Account**(x)	298.455 units;	50,154
	value per unit $168.05

American Balanced Fund CL R2**	429.292 units;	4,700
	value per unit $10.95

ING OpCap Balanced Value**(x)	2,804.200 units;	38,775
	value per unit $13.83

ING American Century Large Company	2,763.222 units;	39,050
Value**(x)	value per unit $14.13

Lord Abbot U.S. Government and	3,498.232 units;	9,982
Government Enterprises**	value per unit $2.85

ING PIMCO Total Return Portfolio – Service	20.029 units;	212
Class**(x)	value per unit $10.56

	Total Investments	$195,007,669

ING Fixed Certificate**(x)		48

Fidelity Retirement Money Market Portfolio *	293,247.21 shares;
	value per share $1.00	293,247
Loans to Participants	Rate Range 5.00% to 10.50%	2,819,091

	Total	$198,120,055

*	Indicates party-in-interest to the Plan.

**	Indicates investments available only to former participants in the State Bank of Howards Grove Retirement Savings Plan for the period on and after April 30, 2005 and prior to April 18, 2006.

(x)	Indicates party-in-interest to the plan since ING ReliaStar was the custodian of these assets during the period after April 30, 2005 and prior to April 18, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

WEBSTER BANK
EMPLOYEE INVESTMENT PLAN

Date: June 29, 2006	By:	/s/ William J. Healy William J. Healy
Member of the Retirement
Plans Committee

Date: June 29, 2006	By:	/s/ Patrick T. Murphy Patrick T. Murphy
Member of the Retirement
Plans Committee

Date: June 29, 2006	By:	/s/ R. David Rosato R. David Rosato
Member of the Retirement
Plans Committee

Exhibit Index

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm